September 26, 2007

Mr. Daniel Gordon

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	SL Green Realty Corp.
Form 10-K for the year ended December 31, 2006
Filed 02/28/07
File No. 001-13199

Dear Mr. Gordon:

We are transmitting for filing SL Green Realty Corp.’s (the “Company”) responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Gregory F. Hughes of the Company, dated September 21, 2007 (the “September 21 Letter”).

For convenience of reference, each Staff comment contained in the September 21 Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the September 21 Letter, and is followed by the corresponding response of the Company. We have also provided a courtesy copy of this letter to Jessica Barberich.

Form 10-K for the year ended December 31, 2006

Note 3 - Property Acquisitions, page 61

1.                                       We note your response to comment 1; however, since the property owned by the undivided interests is subject to joint control by the owners as described in paragraph 11 of SOP 78-9, it is not appropriate to account for your investment in 55 Corporate Drive using pro-rata consolidation. In addition, please refer to EITF 00-1. Please revise your filings accordingly.

RESPONSE:

Management assessed the materiality of all adjustments to evaluate whether previously issued financial statements needed to be restated. The analysis included herein summarizes the impact of recording our investment in 55 Corporate Drive using the equity method of accounting rather than pro rata consolidation. As part of the assessment, we considered the factors included in SAB No. 99 (as discussed further below) to determine whether or not the adjustments were material to prior period financial statements.

The table below reflects the impact of the adjustments to the balance sheet and statement of operations ($ in thousands):

	June 30, 2007	March 31, 2007	December 31, 2006
Total assets of 55 Corporate Drive	$119,947	$119,878	$119,743
Total consolidated assets	$9,452,345	$9,625,785	$4,632,227
Percentage of total consolidated assets	1.3%	1.2%	2.6%
Total liabilities of 55 Corporate Drive	$115,624	$115,639	$115,639
Total consolidated liabilities	$5,006,527	$5,394,598	$2,109,451
Percentage of total consolidated liabilities	2.3%	2.1%	5.5%
Equity investment in 55 Corporate Drive	$4,323	$4,239	$4,104
Percentage of total consolidated assets	0.046%	0.044%	0.089%

We have concluded that the reclassification of our investment in 55 Corporate Drive from pro rata consolidation to equity accounting is immaterial.

We have further concluded that the reclassification is immaterial to all periods on a qualitative basis. Specifically,

•                  The reclassification would have no impact on earnings or earnings per share.

•                  The reclassification would have no impact on analyst expectations.

•                  The reclassification would have no impact on our segment reporting.

•                  The reclassification would have no effect on our compliance with loan covenants.

•                  The reclassification would not have had any affect on management’s compensation.

•                  The transaction did not involve concealment of an unlawful transaction.

In accordance with SAB 99, an assessment of materiality requires that all of the “surrounding circumstances” or the “total mix” be evaluated, including not only the size of the misstatement, but also how users of the financial statements would view the item. This means that the qualitative as well as the quantitative factors need to be considered. As noted, we believe that these relatively small dollar reclassifications have no effect on the trend of earnings, they do not turn a profit into a loss or vice versa, and they do not affect our operating segments. Additionally, we do not believe that the judgment of a reasonable person relying on our results to assess our performance or future prospects would have changed or been influenced if we had recorded our investment under the equity method of accounting rather than pro rata consolidation. As a result, we believe that the reclassification is not material to our prior year and current period financial statements.

10-Q for the quarter ended March 31, 2007

Condensed Consolidated Statements of Cash Flows, page 6

2.                                       We note that you have proposed revising your cash flow statement on a going-forward basis. In light of the fact that this revision will affect cash flows used in investing activities and cash flows provided by financing activities by more than 30% each, please tell us how you determined that you do not need to restate your 10-Qs for the quarters ended March 31, 2007 and June 30,2007. Please provide a SAB 99 analysis in your response.

RESPONSE:

We would like to thank you for giving us the opportunity to speak with you on Friday, September 21, 2007. It was a very helpful discussion. The purpose of this response is to provide the Staff with the additional qualitative analysis requested during our call.

As part of the assessment, we considered the factors included in SAB No. 99 (as discussed further below) to determine whether or not the adjustments were material to prior period financial statements. Specifically we note the following:

The Adjustments are not material to key performance metrics. The adjustment requested by the Staff is to reduce our cash flow from investing activities and cash flow from financing activities by the same non-cash adjustment. This adjustment would have no impact on our net income available to common stockholders, earnings per share or funds from operations.

A misstatement that changes a loss into income or vice versa. The adjustment would not change operating income to a loss or vice versa for any of the affected periods.

The effect of the misstatement on segment information. The misstatement would have no impact on our segment reporting for any of the affected periods.

The potential effect of the misstatement of the entity’s compliance with loan covenants. The misstatement would have no impact on our compliance with loan covenants for any of the affected periods.

The significance of the misstatement or disclosure relative to known user needs, for example, earnings and earnings per share to public company investors or the effect of misstatements of earnings when contrasted with expectations. The proposed adjustment would not have had any effect on earnings or investor expectations with respect to our earnings. The caption set forth in the statement of cash flows clearly describes what the $1,010,078 represents. Reclassifying the amount to a non-cash item because no cash physically changed hands will not effect user views of earnings, value or liquidity for any prior period. The adjustment had no impact on our cash flows provided by operating activities, a measure of our ability to continue operating and to service our debt and make our distributions to stockholders, or on our total change in cash and cash equivalents for the periods impacted.

In accordance with SAB 99, an assessment of materiality requires that all of the “surrounding circumstances” or the “total mix” be evaluated, including not only the size of the misstatement, but also how users of the financial statements would view the item. This means that the qualitative as well as the quantitative factors need to be considered. As noted, we believe that these adjustments have no effect on the trend of earnings, they do not turn a profit into a loss or vice versa, and they do not affect our operating segments. Additionally, we do not believe that the judgment of a reasonable person relying on our results to assess our performance or future prospects would have changed or been influenced if we had not recorded the value of the stock issued as merger consideration as a financing activity and the corresponding real estate acquired as an investing activity. As a result, we believe that the adjustment would not be material to our financial statements for the quarters ended March 31, 2007 and June 30, 2007. However, in an effort to make our financial statements more transparent, we will record the adjustment in our Form 10-Q for the quarter ending September 30, 2007.

*****

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information, or if you have questions about the content of this letter, please call me directly at 212-216-1678.

Very truly yours,

/s/ Gregory F. Hughes

Gregory F. Hughes
Chief Financial Officer

cc:           Jessica Barberich

cc:           Andrew S. Levine, Esq.

cc:           Larry P. Medvinsky, Esq.